================================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            FOR THE TRANSITION PERIOD FROM __________ TO __________.

                         COMMISSION FILE NUMBER 0-20083

                               -------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713


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
                            SPACELABS MEDICAL, INC.
                             INCENTIVE SAVINGS AND
                              STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS


                                                                                              PAGE
Independent Auditors' Report                                                                     1

Statements of Assets Available for Plan Benefits, December 31, 1998 and 1997                     2

Statements of Changes in Assets Available for Plan Benefits, Years ended
    December 31, 1998 and 1997                                                                   3

Notes to Financial Statements, December 31, 1998 and 1997                                        4


SCHEDULES

1--Line 27(a)--Schedule of Assets Held for Investment Purposes,
    December 31, 1998                                                                           14

2--Line 27(d)--Schedule of Reportable Transactions, Year ended
    December 31, 1998                                                                           15

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Spacelabs Medical, Inc.
Incentive Savings and Stock Ownership Plan:


We have audited the accompanying statements of assets available for plan benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan
(Plan) as of December 31, 1998 and 1997 and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP


Seattle, Washington
June 11, 1999

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                Statements of Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                                                               1998               1997
                                                           -----------        -----------
Investments, at fair value:
    Cash and cash equivalents                              $   265,600            103,100
    Mutual funds                                            22,330,187         20,757,602
    Common stocks                                            4,711,619          4,213,495
                                                           -----------        -----------

                 Total investments                          27,307,406         25,074,197

Receivables:
    Employees' contributions                                   234,117            219,132
    Employer's contributions                                    92,416            115,076
                                                           -----------        -----------

                 Assets available for plan benefits        $27,633,939         25,408,405
                                                           ===========        ===========


See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Assets Available for Plan Benefits

                     Years ended December 31, 1998 and 1997


                                                                           1998                 1997
                                                                       ------------         ------------

Investment income:
    Interest and dividends                                             $  1,723,903            1,925,735
    Net appreciation in fair value of investments                         2,021,280            1,881,284
                                                                       ------------         ------------

                 Net investment income                                    3,745,183            3,807,019
                                                                       ------------         ------------

Contributions:
    Employees                                                             2,785,795            2,356,197
    Employer                                                                601,017              658,040
                                                                       ------------         ------------

                 Total contributions                                      3,386,812            3,014,237
                                                                       ------------         ------------

                 Total additions                                          7,131,995            6,821,256

Benefits paid to participants                                            (4,906,461)          (5,035,830)
                                                                       ------------         ------------

                 Increase in assets available for plan benefits           2,225,534            1,785,426

Assets available for plan benefits at beginning of year                  25,408,405           23,622,979
                                                                       ------------         ------------

Assets available for plan benefits at end of year                      $ 27,633,939           25,408,405
                                                                       ============         ============


See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(1)   PLAN DESCRIPTION

      The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.


      (a)   GENERAL

            The Plan is a defined contribution plan covering the majority of the full-time U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have one year of service and certain part-time employees who have completed twelve consecutive months of service and have been credited with at least 1,000 hours. Effective January 1, 1998, the Plan was amended to provide eligible employees the opportunity to make participant contributions to the Plan upon the completion of a sixty-day service period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


      (b)   ADMINISTRATION

            The plan administrator is the Sponsor, which appointed a Benefits Committee to administer the Plan.

            Through March 31, 1999 the Plan's investments were held in trust by U.S. Bank of Washington NA Trust and Investment Management Division (Trustee).

            Effective April 1, 1999, the Plan's assets are held in trust by Fidelity Management & Research Corp.


      (c)   CONTRIBUTIONS

            Participants may elect to contribute from 2% to 16% of compensation, as defined, to the Plan subject to a pretax limit of $10,000 in 1998 and $9,500 in 1997. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- and after-tax employee contributions up to 6% of earnings. For purposes of the Plan financial statements "employer's contributions" consist of the employer matching contributions and "employees' contributions" consist of before- and after-tax contributions and rollover contributions.

            All employer matching contributions are made directly in the Company's common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $557,030 and $608,847 in 1998 and 1997, respectively. Forfeitures of employer matching contributions are used to reduce future employer contributions.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


      (d)   INVESTMENT OPTIONS

            Through March 31, 1999 the Plan offered the following investment options: The Fixed Income Fund, the Balanced Fund, the Diversified Equity Fund, the Global Fund, the Aggressive Growth Fund and the Company Stock Fund. The ATL Stock Fund is not available for new contributions.

            The Fixed Income Fund is a portfolio of guaranteed investment contracts plus the Invesco Collective Trust, IRT Stable Value Fund, a collective investment fund investing primarily in guaranteed investment contracts and other similar instruments to achieve high current income and stability of principal. The Balanced Fund invests in the Dodge & Cox Balanced Fund which holds equity and fixed income securities seeking reasonable income, long-term capital growth and conservation of capital. The Diversified Equity Fund is a portfolio of large capitalization common stock investments managed by the Vanguard Group and held in the Vanguard Group Windsor II Fund. The Global Fund invests primarily in equity securities on a worldwide basis and seeks long-term capital growth through the Scudder Global Stock Fund. The Aggressive Growth Fund seeks long-term capital appreciation through the Alger Retirement Funds Small Cap Retirement Portfolio by investing in equity securities of companies with total market capitalization of less than $1 billion. The Company Stock Fund is a portfolio of common stock of the Sponsor. The ATL Stock Fund is a portfolio of common stock of ATL Ultrasound, Inc. (ATL).

            In April 1998, ATL spun off one of its divisions as an independent, publicly owned company (SonoSite, Inc.), and as a result, ATL shareholders received one share of SonoSite common stock for each three shares of ATL common stock held. The SonoSite common stock received by the participants invested in ATL common stock was immediately sold and reinvested in ATL common stock.

            On October 2, 1998, ATL was acquired by Royal Philips Electronics of the Netherlands in exchange for approximately $50.50 for each outstanding share of ATL common stock. The cash received by participants invested in ATL common stock was allocated to other investment options at the direction of the participant.

            Effective April 1, 1999 the Plan offers the following investment options: The Fidelity Managed Income Portfolio, the Fidelity Bond Index Fund, the Fidelity Puritan Fund, the Fidelity Dividend Growth Fund, the Fidelity Fund, the Spartan U.S. Index Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Emerging Growth Fund, the Alger Retirement Fund Small Cap. Portfolio, the Fidelity Diversified International Fund, and the Company Stock Fund.


      (e)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of Plan earnings. Allocations are based on

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


            participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

            The current value of each participant's account is determined based on the carrying values of the funds and is computed monthly.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


      (f)   PAYMENT OF BENEFITS

            Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.

            Distributions are made in cash or, if a participant elects, in the form of Company common shares and/or ATL Ultrasound, Inc. common shares (prior to October 2, 1998) plus cash for any fractional share.


      (g)   VESTING

            Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

                                                      PERCENT
                     YEARS OF SERVICE                 VESTED
                     ----------------                 -------
                     After one year                     20%
                     After two years                    40
                     After three years                  60
                     After four years                   80
                     After five years                  100

            Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

            At December 31, 1998 and 1997 forfeited nonvested accounts totaled $11,982 and $14,393, respectively. These accounts will be used to reduce future employer contributions. Also, in 1998 and 1997, employer contributions were reduced by $35,399 and $44,736, respectively, from forfeited nonvested accounts.


      (h)   TERMINATION

            Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      (a)   BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting.


      (b)   VALUATION OF INVESTMENTS

            Investments of the Plan are stated at fair value as determined by closing market prices for the securities. Purchases and sales are recorded on a trade-date basis.

            Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


      (c)   CASH AND CASH EQUIVALENTS

            The Plan considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.


      (d)   EXPENSES

            Administrative expenses of the Plan are paid by the Sponsor.


      (e)   BENEFITS

            Benefits are recorded when paid.


      (f)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


(3)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(4)   RECONCILIATION TO FORM 5500

      Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date of $528,848 and $385,475 at December 31, 1998 and 1997, respectively. Changes in net assets in the Form 5500 differ from the financial statements by an amount equal to the change in the liability for such participants from the beginning of the year to the end. Such difference was an increase in the liability of $143,373 in 1998 and a decrease in the liability of $353,756 in 1997.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(5)   INVESTMENTS

      The following table presents the assets held for investment purposes at December 31:

                                                                 1998                                   1997
                                                     ------------------------------        ------------------------------
                                                      PRINCIPAL                             PRINCIPAL
                                                      AMOUNT OR           INVEST-           AMOUNT OR           INVEST-
                                                        NUMBER              MENT              NUMBER              MENT
                                                      OF SHARES            VALUE            OF SHARES            VALUE
                                                     -----------        -----------        -----------        -----------
      Cash and cash equivalents:
         First American Funds Inc. Prime
           Obligations Money Market Fund                 265,600        $   265,600            103,100        $   103,100
                                                     -----------        -----------        -----------        -----------

      Mutual funds:
         Alger Retirement Funds Small Cap
           Retirement Portfolio                          155,416          3,186,020            141,820          2,511,628
         Dodge & Cox Balanced Fund                        17,615          1,148,843             13,438            897,375
         Invesco Collective Trust, IRT Stable          5,325,519          5,325,519          5,504,789          5,504,789
           Value Fund
         Scudder Global Stock Fund                        91,015          2,610,297             77,789          2,199,860
         Vanguard Group Windsor II Fund                  337,002         10,059,508            336,965          9,643,950
                                                     -----------        -----------        -----------        -----------
                 Total mutual funds                    5,926,567         22,330,187          6,074,801         20,757,602
                                                     -----------        -----------        -----------        -----------

      Common stock:
         Spacelabs Medical, Inc.                         204,853          4,711,619            167,955          3,191,145
         ATL Ultrasound, Inc.                                 --                 --             22,225          1,022,350
                                                     -----------        -----------        -----------        -----------

                 Total common stock                      204,853          4,711,619            190,180          4,213,495
                                                     -----------        -----------        -----------        -----------
                 Total investments                                      $27,307,406                           $25,074,197
                                                                        ===========                           ===========

      During the years ended December 31, 1998 and 1997, the Plan's investments appreciated in value as follows:

                             1998              1997
                          ----------        ----------
      Mutual funds        $1,074,327        $1,755,443
      Common stock           946,953           125,841
                          ----------        ----------
                          $2,021,280        $1,881,284
                          ==========        ==========


(6)   YEAR 2000

      The Plan administrator has conducted a comprehensive review of its internal systems and applications to mitigate the risks associated with Year 2000 compliance issues and has developed a Year 2000 remediation plan. Program conversions and testing of systems and applications are underway and expected to be completed by December 31, 1999. The Plan administrator has inquired of the Plan's third-party service providers relating to their Year 2000 compliance. While these entities indicate they believe they are or will

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


      be compliant, the Plan administrator has limited ability to evaluate their responses or to evaluate what impact, if any, such entities' potential noncompliance may have on the Plan's operations.

                           SPACELABS MEDICAL, INC.
                 INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                        Notes to Financial Statements

                          December 31, 1998 and 1997

(7)   ASSETS ALLOCATED BY FUND

      Assets available for plan benefits at December 31, 1998 and 1997 are allocated as follows:

                                                    FIXED                            DIVERSIFIED
                                                    INCOME           BALANCED           EQUITY            GLOBAL
          1998                                       FUND              FUND              FUND              FUND
                                                 -----------       -----------       -----------       -----------

Investments, fair value:
   Cash and cash equivalents                     $    12,597            16,291            34,805            30,526
   Mutual funds                                    5,325,519         1,148,843        10,059,508         2,610,297
   Common stocks                                          --                --                --                --
                                                 -----------       -----------       -----------       -----------
         Total investments                         5,338,116         1,165,134        10,094,313         2,640,823


Receivables:
   Employees' contributions                           21,562            25,941            82,912            37,371
   Employer's contributions                               --                --                --                --
                                                 -----------       -----------       -----------       -----------
         Assets available for plan benefits      $ 5,359,678         1,191,075        10,177,225         2,678,194
                                                 ===========       ===========       ===========       ===========

          1997

Investments, fair value:
   Cash and cash equivalents                     $     3,236               284             8,669               774
   Mutual funds                                    5,504,789           897,375         9,643,950         2,199,860
   Common stocks                                          --                --                --                --
                                                 -----------       -----------       -----------       -----------
         Total investments                         5,508,025           897,659         9,652,619         2,200,634


Receivables:
   Employees' contributions                           25,748            20,227            69,382            38,683
   Employer's contributions                               --                --                --                --
                                                 -----------       -----------       -----------       -----------
         Assets available for plan benefits      $ 5,533,773           917,886         9,722,001         2,239,317
                                                 ===========       ===========       ===========       ===========


                                                  AGGRESSIVE         COMPANY             ATL
                                                    GROWTH            STOCK             STOCK
          1998                                       FUND              FUND              FUND             TOTAL
                                                 -----------       -----------       -----------       -----------

Investments, fair value:
   Cash and cash equivalents                          54,187           116,263               931           265,600
   Mutual funds                                    3,186,020                --                --        22,330,187
   Common stocks                                          --         4,711,619                --         4,711,619
                                                 -----------       -----------       -----------       -----------
         Total investments                         3,240,207         4,827,882               931        27,307,406


Receivables:
   Employees' contributions                           54,290            12,041                --           234,117
   Employer's contributions                               --            92,416                --            92,416
                                                 -----------       -----------       -----------       -----------
         Assets available for plan benefits        3,294,497         4,932,339               931        27,633,939
                                                 ===========       ===========       ===========       ===========

          1997

Investments, fair value:
   Cash and cash equivalents                             405            83,902             5,830           103,100
   Mutual funds                                    2,511,628                --                --        20,757,602
   Common stocks                                          --         3,191,145         1,022,350         4,213,495
                                                 -----------       -----------       -----------       -----------
         Total investments                         2,512,033         3,275,047         1,028,180        25,074,197


Receivables:
   Employees' contributions                           44,847            20,245                --           219,132
   Employer's contributions                               --           115,076                --           115,076
                                                 -----------       -----------       -----------       -----------
         Assets available for plan benefits        2,556,880         3,410,368         1,028,180        25,408,405
                                                 ===========       ===========       ===========       ===========

                           SPACELABS MEDICAL, INC.
                  INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                        Notes to Financial Statements

                          December 31, 1998 and 1997

(8) CHANGES IN ASSETS ALLOCATED BY FUND

    Changes in assets available for plan benefits for the years ended December 31, 1998 and 1997 are allocated as follows:

                                                    FIXED                            DIVERSIFIED
                                                    INCOME           BALANCED           EQUITY            GLOBAL
          1998                                       FUND              FUND              FUND              FUND
                                                 -----------       -----------       -----------       -----------
Investment income:
   Interest and dividends                        $   336,567            94,194         1,011,824           259,646
   Net appreciation (depreciation) in fair
      value of investments                                --           (30,410)          453,609            18,515
                                                 -----------       -----------       -----------       -----------
            Net investment income                    336,567            63,784         1,465,433           278,161
Contributions                                        245,811           307,860         1,012,645           484,552
                                                 -----------       -----------       -----------       -----------
            Net additions                            582,378           371,644         2,478,078           762,713
Benefits paid to participants                     (1,586,123)         (171,391)       (1,648,473)         (304,983)
Interfund transfers                                  829,650            72,936          (374,381)          (18,853)
                                                 -----------       -----------       -----------       -----------
            Increase (decrease) in fund
               balances                             (174,095)          273,189           455,224           438,877
Assets available for plan benefits at
   beginning of year                               5,533,773           917,886         9,722,001         2,239,317
                                                 -----------       -----------       -----------       -----------
Assets available for plan benefits at
   end of year                                   $ 5,359,678         1,191,075        10,177,225         2,678,194
                                                 ===========       ===========       ===========       ===========

          1997
Investment income:
   Interest and dividends                        $   330,026            67,308           793,754           355,985
   Net appreciation (depreciation) in fair
      value of investments                                --            73,610         1,742,689           (13,233)
                                                 -----------       -----------       -----------       -----------
            Net investment income (loss)             330,026           140,918         2,536,443           342,752
Contributions                                        332,064           229,954           774,958           399,767
                                                 -----------       -----------       -----------       -----------
            Net additions                            662,090           370,872         3,311,401           742,519
Benefits paid to participants                     (1,066,083)          (98,562)       (1,710,099)         (459,612)
Interfund transfers                                  126,500            50,781            (8,990)           28,635
                                                 -----------       -----------       -----------       -----------
            Increase (decrease) in fund
               balances                             (277,493)          323,091         1,592,312           311,542
Assets available for plan benefits at
   beginning of year                               5,811,266           594,795         8,129,689         1,927,775
                                                 -----------       -----------       -----------       -----------
Assets available for plan benefits at
   end of year                                   $ 5,533,773           917,886         9,722,001         2,239,317
                                                 ===========       ===========       ===========       ===========


                                                  AGGRESSIVE         COMPANY             ATL
                                                    GROWTH            STOCK             STOCK
          1998                                       FUND              FUND              FUND             TOTAL
                                                 -----------       -----------       -----------       -----------
Investment income:
   Interest and dividends                             11,599             4,663             5,410         1,723,903
   Net appreciation (depreciation) in fair
      value of investments                           632,613           798,391           148,562         2,021,280
                                                 -----------       -----------       -----------       -----------
            Net investment income                    644,212           803,054           153,972         3,745,183
Contributions                                        649,773           686,171                --         3,386,812
                                                 -----------       -----------       -----------       -----------
            Net additions                          1,293,985         1,489,225           153,972         7,131,995
Benefits paid to participants                       (648,046)         (476,491)          (70,954)       (4,906,461)
Interfund transfers                                   91,678           509,237        (1,110,267)               --
                                                 -----------       -----------       -----------       -----------
            Increase (decrease) in fund
               balances                              737,617         1,521,971        (1,027,249)        2,225,534
Assets available for plan benefits at
   beginning of year                               2,556,880         3,410,368         1,028,180        25,408,405
                                                 -----------       -----------       -----------       -----------
Assets available for plan benefits at
   end of year                                     3,294,497         4,932,339               931        27,633,939
                                                 ===========       ===========       ===========       ===========

          1997
Investment income:
   Interest and dividends                            376,245             2,199               218         1,925,735
   Net appreciation (depreciation) in fair
      value of investments                           (47,624)         (235,976)          361,818         1,881,284
                                                 -----------       -----------       -----------       -----------
            Net investment income (loss)             328,621          (233,777)          362,036         3,807,019
Contributions                                        538,280           739,214                --         3,014,237
                                                 -----------       -----------       -----------       -----------
            Net additions                            866,901           505,437           362,036         6,821,256
Benefits paid to participants                       (775,870)         (765,519)         (160,085)       (5,035,830)
Interfund transfers                                 (153,089)          (39,411)           (4,426)               --
                                                 -----------       -----------       -----------       -----------
            Increase (decrease) in fund
               balances                              (62,058)         (299,493)          197,525         1,785,426
Assets available for plan benefits at
   beginning of year                               2,618,938         3,709,861           830,655        23,622,979
                                                 -----------       -----------       -----------       -----------
Assets available for plan benefits at
   end of year                                     2,556,880         3,410,368         1,028,180        25,408,405
                                                 ===========       ===========       ===========       ===========

                                                                      SCHEDULE 1


                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                         DESCRIPTION OF INVESTMENT, INCLUDING
       IDENTITY OF ISSUE, BORROWER,        MATURITY DATE, RATE OF INTEREST,                                        CURRENT
         LESSOR, OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE         SHARES          COST            VALUE
     ---------------------------------   ------------------------------------     ---------      ----------      ----------
     Cash and cash equivalents:
        First American Funds Inc.        Prime Obligations Money Market Fund        265,600      $  265,600         265,600

     Mutual funds:
        Alger Retirement Funds           Small Cap Retirement Portfolio             155,416       2,606,367       3,186,020
        Dodge & Cox                      Balanced Fund                               17,615       1,088,647       1,148,843
        Invesco Collective Trust         IRT Stable Value Fund                    5,325,519       5,325,519       5,325,519
        Scudder                          Global Stock Fund                           91,015       2,511,040       2,610,297
        Vanguard Group                   Windsor II Fund                            337,002       7,054,115      10,059,508

     Common stock:
*       Spacelabs Medical, Inc.          Common stock                               204,853       4,174,251       4,711,619


*    Spacelabs Medical, Inc., the Plan Sponsor, is a party-in-interest as defined by section 3(14) of ERISA.


                                                                      SCHEDULE 2


                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

               Line 27(d)--Schedule of Reportable Transactions(1)

                          Year ended December 31, 1998


                                                                                                           CURRENT VALUE
                                                                                                            OF ASSETS ON
                                                                     PURCHASE      SELLING      COST OF     TRANSACTION    NET GAIN
 IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET            PRICE         PRICE        ASSET          DATE        (LOSS)
---------------------------  -----------------------------------  -----------    ----------   ----------   -------------   --------
First American Funds Inc.    Prime Obligations Money Market Fund  $8,725,606            --     8,725,606      8,725,606         --
First American Funds Inc.    Prime Obligations Money Market Fund          --     8,563,763     8,563,763      8,563,763         --
Alger Retirement Funds       Small Cap Retirement Portfolio        1,362,272            --     1,362,272      1,362,272         --
Alger Retirement Funds       Small Cap Retirement Portfolio               --     1,093,448       925,905      1,093,448    167,543
Invesco Collective Trust     IRT Stable Value Fund                 1,559,995            --     1,559,995      1,559,995         --
Invesco Collective Trust     IRT Stable Value Fund                        --     1,739,266     1,739,266      1,739,266         --
Vanguard Group               Windsor II Fund                       2,311,535            --     2,311,535      2,311,535         --
Vanguard Group               Windsor II Fund                              --     2,349,588     1,534,767      2,349,588    814,821
Spacelabs Medical, Inc.      Common Stock                            725,514            --       725,514        725,514         --
Spacelabs Medical, Inc.      Common Stock                                 --       622,381       750,086        622,381   (127,705)
ATL Ultrasound, Inc.         Common Stock                            103,691            --       103,691        103,691         --
ATL Ultrasound, Inc.         Common Stock                                 --     1,224,488       368,407      1,224,488    856,081


(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transactions with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       Spacelabs Medical, Inc.
                                       Incentive Savings and
                                       Stock Ownership Plan



Date:  6/28/99                         By:  /s/ James A. Richman
      --------------------------           --------------------------------
                                           James A. Richman
                                           Vice President and
                                           Corporate Controller

                                INDEX TO EXHIBITS


Exhibit No.             Description                    Page
-----------             -----------                    ----
23.1                    Consent of KPMG LLP